

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2006

Mr. Eugene B. Shepherd, Jr.
Chief Financial Officer
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730

   Re: Brigham Exploration Company
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      File No. 0-22433

Dear Mr. Shepherd:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Jill S. Davis
           Branch Chief